SUTRON

June 16, 2010

Lynn Dicker
Reviewing Accountant
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C. 20549

Re:	SEC Letter dated May 27, 2010 in regards to Sutron Corporation,
Form 10-KSB for Year Ended December 31, 2009
Filed April 15, 2010
File No. 000-12227

Dear Ms. Dicker:

We appreciate your review of our Form 10-KSB for the Year Ended December 31, 2009.  Our detailed explanations to your comments are provided below.  We also acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Statements of Cash Flows, page 30

1.
We note the tax benefit from stock options exercised recognized as a cash flow from financing activities that was recorded as part of the restatement of the 2008, 2007 and 2006 financial statements.  Please tell us where the corresponding cash outflow from operating activities is recorded in accordance with paragraph 230-10-45-17(c) of the FASB Accounting Standards Codification.

Response – The tax benefit from stock options exercised is recorded as a cash outflow from operating activities due to its inclusion in the changes in Income Taxes Receivable or Income Taxes Payable (included in Accrued Expenses) in the Consolidated Statements of Changes in Cash Flows.  Future filings will include the benefit as its own line item as a cash outflow from operating activities.

Note 3. Restatement of Previously Issued Consolidated Financial Statements, page 36

2.
We note the details of the accounting adjustments as well as the previously reported and restated financial statement accounts included within this note.  We further note that the adjustment amounts for income tax expense do not reconcile to the amounts disclosed in the Item 4.02 Form 8-K/A filed April 14, 2010 to correct the misstatements.  For example, the estimated increase in income tax expense for 2006 is $504,000 but the adjustment amount posted in the Form 10-K was $458,000. Please reconcile the differences between such adjustment amounts and the estimated increase for each year presented.

Response – A reconciliation of the differences between the adjustment amounts and estimated amounts is provided below.  Please note that in the Item 4.02 Form 8-K filed on March 25, 2010, we identified inventory errors and the estimated effect of these errors on Cost of Sales.  We, however, did not identify the estimated effect of the cost of sales adjustments on income tax expense.  In our restated financials for 2008 and 2007, we also recorded adjustments to Selling, General and Administrative (SG&A) Expenses of $32,986 in 2008 and $28,235 in 2007, respectively.  These adjustments to SG&A were previously deemed immaterial.

	2008	2007	2006

Total Adjustment to Cost of Sales	(117,000)	218,000	121,000
Total Adjustment to SG&A Expenses	32,986	28,235
Total Adjustment to Net Income Before Taxes	(84,014)	246,235	121,000
Effective Tax Rate	39.6%	36.4%	37.7%
Income Tax Adjustment for COGS/SGA	33,309	(89,680)	(45,617)
Income Tax Adjustment Reported per 8-K/A	101,000	58,000	504,000
Miscellaneous Corrections in Tax Calculation	(25,000)	(3,000)	0
Adjustments to Income Tax per Footnote 3	109,000	(35,000)	458,000

3.
We note you recorded adjustments to prepaid items and other assets of $(135,902) in 2006 and other accrued expenses of $(94,000) in 2007 for the correction of errors that were previously deemed immaterial.  Please tell us in more detail what the nature of these adjustments relate to, whether they are gross or net adjustments and how you determined that the adjustments were immaterial.

Response – The adjustment amount of $(135,902) in 2006 represents an Income Tax Receivable that was originally classified in Prepaid Items and Other Assets.  In our restated financials, this amount was reclassified from Prepaid Items and Other Assets to Income Taxes Receivable.  The income tax receivable of $135,902 was combined with additional income tax receivable of $32,000 for a total income tax receivable of $167,902.  The additional income tax receivable was generated as a result of our revised tax calculation for 2006.

The adjustment amount of $(94,000) in 2007 represents a reduction in income taxes payable. This reduction was generated as a result of our revised tax calculation for 2007.

The adjustment amounts discussed above were not considered immaterial.  They were not however identified when we filed our initial Item 4.02 on March 25, 2010.  The items that were previously deemed immaterial were the adjustments to Selling, General and Administrative (SG&A) Expenses of $32,986 in 2008 and $28,235 in 2007, respectively.

Note 15. Stock Options page 42

4.	In future filings, please provide all the disclosures required by paragraph 718-10-50-2 of the FASB Accounting Standards Codification.

Response - Future filings will include all applicable disclosures required by paragraphs 718-10-50-2 of the FASB Accounting Standards Codification.

Exhibits 31.1 and 31.2

5.
We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  For instance, we note your use of the term small business issuer.  The required certifications must be in the exact form prescribed.  Please revise future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response - Future filings will conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

We understand that you may have additional comments after reviewing our responses to your comments.  Please contact me if you have any additional comments at (703) 406-2800 or email shooper@sutron.com.

Sincerely,

/s/ Sidney C. Hooper

Sidney C. Hooper
Chief Financial Officer